Duolingo, Inc.
5900 Penn Avenue
Pittsburgh, Pennsylvania 15206
July 23, 2021
VIA EDGAR AND E-MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Stephen Krikorian
Laura Veator
Jan Woo
Matthew Derby

Re:	Duolingo, Inc. Registration Statement on Form S-1
(File No. 333-257483)
Request for Acceleration of Effective Date
Ladies and Gentlemen:
In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-257483) (the “Registration Statement”) of Duolingo, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on July 27, 2021, or as soon as practicable thereafter, or at such later time as our counsel, Latham & Watkins LLP, may request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Benjamin Potter at (650) 470-4809 or Alison Haggerty at (212) 906-1320.
Thank you for your assistance in this matter.

Very truly yours,

Duolingo, Inc.

By:	s/ Matthew Skaruppa
Matthew Skaruppa
Chief Financial Officer

cc:	Luis von Ahn, Duolingo, Inc
Stephen Chen, Duolingo, Inc.
Benjamin Potter, Latham & Watkins LLP
Tad Freese, Latham & Watkins LLP
Alison Haggerty, Latham & Watkins LLP
Ryan Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP
Michelle Gasaway, Skadden, Arps, Slate, Meagher & Flom LLP